# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Charging Robotics Inc., CIK 0001459188
CUSIP: 35953U205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002092834

## Reporting persons
- Nissim Daniel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 591,412; shared voting power 0; sole dispositive power 591,412; shared dispositive power 0; aggregate amount beneficially owned 591,412 (5.2% of the class)
  Comment: Percentage calculated based on 11,246,252 shares of common stock, $0.0001 par value per share (the "Shares"), of Charging Robotics Inc. (the "Issuer") issued and outstanding as of the reporting date, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Charging Robotics Inc.
Address of issuer's principal executive offices: 20 Raoul Wallenberg Street, Tel Aviv, ISRAEL, 6971916.

## Item 2. Person Filing
Name of person filing: L.I.A. Pure Capital Ltd.
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (03/16/2026)